January 5, 2009

Jeffrey R. Mistarz
Chief Financial Officer and Treasurer
Lime Energy Co.
1280 Landmeier Road
Elk Grove Village, Illinois 60007

> **Re: Lime Energy Co.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed November 28, 2008**
> **File No. 001-16265**

Dear Mr. Mistarz:

We have completed our limited review of your preliminary proxy statement and have no further comments at this time. You may contact Jay Mumford at (202) 551-3637 with any questions.

Sincerely,

Peggy Fisher
Assistant Director